UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For October 2026

Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

4100, 225 6 Avenue S.W.

Calgary, Alberta, Canada T2P 1N2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2026

CENOVUS ENERGY INC. (Registrant)

By:	/s/ Amanda D. Pankiw
Name: Amanda D. Pankiw
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News release dated October 5, 2026